SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Neuronetics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

64131A105
(CUSIP Number)

July 15, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64131A105	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Granite Point Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 600,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 600,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 64131A105	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Granite Point Capital Panacea Global Healthcare Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 350,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 350,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 64131A105	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Granite Point Capital Scorpion Focused Ideas Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 350,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 350,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 64131A105	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Granite Point Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 64131A105	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Granite Point Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 64131A105	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Warren B. Lammert, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,300,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 64131A105	13G	Page 8 of 12 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Neuronetics, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive offices are located at 3222 Phoenixville Pike, Malvern, PA 19355.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:

	(i)	Granite Point Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("Master Fund"), with respect to the shares of Common Stock directly held by it;

	(ii)	Granite Point Capital Panacea Global Healthcare Fund, a limited partnership organized under the laws of the State of Delaware ("Panacea Fund"), with respect to the shares of Common Stock directly held by it;

	(iii)	Granite Point Capital Scorpion Focused Ideas Fund, a limited partnership organized under the laws of the State of Delaware ("Scorpion Fund", and together with Master Fund and Panacea Fund, the "Granite Funds"), with respect to the shares of Common Stock directly held by it;

	(iv)	Granite Point Capital L.L.C., a limited liability company organized under the laws of the State of Delaware ("GPC"), as general partner of each of the Granite Funds;

	(v)	Granite Point Capital Management, L.P., a limited partnership organized under the laws of the State of Delaware ("GPCM"), as investment manager to each of the Granite Funds; and

	(vi)	Warren B. Lammert, III ("Mr. Lammert"), as managing member of GPC and as managing member of GPC 1, LLC, the general partner of GPCM.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 109 State Street, 5th Floor, Boston, MA 02109.

CUSIP No. 64131A105	13G	Page 9 of 12 Pages

Item 2(c).	CITIZENSHIP
Master Fund is a Cayman Islands exempted limited partnership. Panacea Fund and Scorpion Fund are limited partnerships organized under the laws of the State of Delaware. GPC is a limited liability company organized under the laws of the State of Delaware. GPCM is a limited partnership organized under the laws of the State of Delaware. Mr. Lammert is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $0.01 par value (the "Common Stock").

Item 2(e).	CUSIP NUMBER
64131A105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please
specify the type of institution:	Not applicable.

Item 4.	OWNERSHIP
The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page for each Reporting Person and is incorporated herein by reference.

CUSIP No. 64131A105	13G	Page 10 of 12 Pages

The percentages set forth in this Schedule 13G are calculated based on a total of 18,862,148 shares of Common Stock outstanding as of July 31, 2020, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period June 30, 2020 filed with the Securities and Exchange Commission on August 4, 2020.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 64131A105	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: September 18, 2020

GRANITE POINT CAPITAL MASTER FUND, L.P.
By: Granite Point Capital L.L.C., its general partner

/s/ David Bushley
Name: David Bushley
Title: Chief Compliance Officer

GRANITE POINT CAPITAL PANACEA GLOBAL HEALTHCARE FUND
By: Granite Point Capital L.L.C., its general partner

/s/ David Bushley
Name: David Bushley
Title: Chief Compliance Officer

GRANITE POINT CAPITAL SCORPION FOCUSED IDEAS FUND
By: Granite Point Capital L.L.C., its general partner

/s/ David Bushley
Name: David Bushley
Title: Chief Compliance Officer

GRANITE POINT CAPITAL L.L.C.

/s/ David Bushley
Name: David Bushley
Title: Chief Compliance Officer

GRANITE POINT CAPITAL MANAGEMENT, L.P.
By: GPC 1, LLC, its general partner

/s/ Warren B. Lammert, III
Name: Warren B. Lammert, III
Title: Managing Member

WARREN B. LAMMERT, III

/s/ Warren B. Lammert, III
Warren B. Lammert, III, individually

CUSIP No. 64131A105	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: September 18, 2020

GRANITE POINT CAPITAL MASTER FUND, L.P.
By: Granite Point Capital L.L.C., its general partner

/s/ David Bushley
Name: David Bushley
Title: Chief Compliance Officer

GRANITE POINT CAPITAL PANACEA GLOBAL HEALTHCARE FUND
By: Granite Point Capital L.L.C., its general partner

/s/ David Bushley
Name: David Bushley
Title: Chief Compliance Officer

GRANITE POINT CAPITAL SCORPION FOCUSED IDEAS FUND
By: Granite Point Capital L.L.C., its general partner

/s/ David Bushley
Name: David Bushley
Title: Chief Compliance Officer

GRANITE POINT CAPITAL L.L.C.

/s/ David Bushley
Name: David Bushley
Title: Chief Compliance Officer

GRANITE POINT CAPITAL MANAGEMENT, L.P.
By: GPC 1, LLC, its general partner

/s/ Warren B. Lammert, III
Name: Warren B. Lammert, III
Title: Managing Member

WARREN B. LAMMERT, III

/s/ Warren B. Lammert, III
Warren B. Lammert, III, individually